Tropical PC, Inc.
                    1107 E. Desert Inn Road, Suite 5
                         Las Vegas, NV  89109
                         Fax:  (702) 221-1963



September 15, 2008

VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Anthony Watson
            Staff Accountant

Re:  Tropical PC, Inc.
     Form 10KSB/A for the Year Ended December 31, 2007
     Filed on August 29, 2008
     File No. 0-52171

Dear Mr. Watson:

On behalf of Tropical PC, Inc. (the "Company"), we acknowledge receipt of your comment letter, dated September 4, 2008 regarding our amended annual report on Form 10KSB/A, File No. 0-52171. For your convenience, your comments has been reproduced below, followed by the Company's response to such comments.

Comment:
--------

We understand that Mr. Jorge Moreno is your only employee and serves as your principal executive officer, principal financial officer, controller or principal accounting officer and as your sole director. Please confirm to us that Mr. Moreno has signed the report in each of these capacities, and that your future annual report filings will include the signature sections and signatures required by the appropriate reporting form.

Also, we note that the certification filed as Exhibit 31.1 does not conform exactly to the certification in Item 601(b)(31) of Regulation S-B. For example, the certification should have referred to "this report" as opposed to "this annual report" throughout paragraphs 2 and 3 and to "small business issuer" as opposed to "registrant" in paragraphs 3 and 5(b). In future filings, please ensure your provide certification(s) exactly as set forth in
Item 601(b)(31) of Regulation S-K.


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Response:
---------

This confirms that Mr. Moreno has signed the report in each of his capacities as principal executive officer, principal financial officer, principal accounting officer and as the Company's sole director. This also confirms that our future annual report filings will include the signature sections and signatures required by the appropriate reporting form.

Further, this confirms in our future filings, we plan to provide the certification(s) exactly as set forth in Item 601(b)(31) of Regulation S-K.


We thank you for bringing this matter to our attention.

Sincerely,

/s/ Jorge Moreno
-----------------------
    Jorge Moreno
    Chief Executive Officer
    Chief Financial Officer






























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